Exhibit 99.1

September 5, 2023

Metals Acquisition Limited Appoints Patrice Merrin as Chair of the Board

ST. HELIER, Jersey--(BUSINESS WIRE)-- Metals Acquisition Limited. (NYSE: MTAL):

Metals Acquisition Limited (“MAC” or the “Company”) today announced the appointment of Ms. Patrice Merrin as Chair of the Board of Directors. Ms. Merrin replaces Mr. Neville Power who has resigned from the Board to pursue other opportunities.

Ms. Merrin chaired the predecessor company, Metals Acquisition Corporation, from its founding until August 2022, when she stepped out of that role as the Company pursued the acquisition of the CSA Copper Mine then owned by Glencore Plc on which board she served from June 2014 until May 2023. She is also a former Chair of Detour Gold and former independent director of Stillwater Mining and Arconic Inc amongst others. Further information related to Ms. Merrin can be found at www.metalsacquisition.com

“It has been an honour and a privilege to Chair Metals Acquisition Limited through the CSA mine purchase and public listing process. MAC is well placed to continue to grow and I wish the Company all the best for the future” said Nev Power.

The Company thanks Mr. Power for his contributions over the past two years in supporting the Company and wishes him well in his future endeavors.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited. +1 (817) 698-9901 mick.mcmullen@metalsacqcorp.com	Dan Vujcic Chief Development Officer and Interim Chief Financial Officer Metals Acquisition Limited. +61 451 634 120 dan.vujcic@metalsacqcorp.com

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.